Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Golden West Financial Corporation Commission File No.: 1-4629 Date: August 31, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY WACHOVIA AND GOLDEN WEST ON AUGUST 31, 2006

Wachovia Media Contacts:	Golden West Media and Investor Contact:
Christy Phillips 704-383-8178	William C. Nunan 510-446-3614

Wachovia Investor Contacts:
Alice Lehman 704-374-4139
Ellen Taylor 704-383-1381

August 31, 2006

WACHOVIA CORPORATION AND GOLDEN WEST FINANCIAL CORPORATION ANNOUNCE

SHAREHOLDER MERGER APPROVAL

CHARLOTTE, N.C., AND OAKLAND, CALIF. – Wachovia Corporation (NYSE: WB) and Golden West Financial Corporation (NYSE: GDW) announced today that the shareholders of both companies approved their merger.

“We are delighted that shareholders of both companies support the combination of Golden West and Wachovia. Wachovia is proud to join forces with a stellar company that has an impressive track record, and we are confident the combined company will generate superior growth and long-term value,” said Ken Thompson, chairman, president and chief executive officer of Wachovia. “We look forward to delivering outstanding products and services to individuals and businesses from coast to coast.”

“We received strong support from our shareholders today and are delighted with their response,” said Herbert M. Sandler, Chairman and CEO of Golden West. “We look forward to the successful completion of the merger and to a combined company that serves the best interests of our shareholders, employees, customers and communities.”

Golden West Financial Corporation and Wachovia announced their intention to merge in May 2006. The deal is expected to close in the fourth quarter of 2006, pending regulatory approval.

About Wachovia

Wachovia Corporation (NYSE:WB) is one of the nation’s largest diversified financial services companies, providing 13.4 million household and business relationships with a broad range of banking, asset management, wealth management and corporate and investment banking products and services. Wachovia has retail and commercial banking operations in 16 states with 3,109 offices from Connecticut to Florida and west to Texas and California. Two core businesses operate under the

1

Wachovia Securities brand name: retail brokerage in 49 states and in Latin America, and corporate and investment banking in selected industries nationwide. Globally, Wachovia serves clients through more than 40 international offices. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com, and investment products and services at evergreeninvestments.com. Wachovia had assets of $553.6 billion, market capitalization of $86.0 billion and stockholders’ equity of $48.9 billion at June 30, 2006.

The proposed merger with Golden West Financial Corporation (NYSE: GDW), parent of World Savings Bank, is expected to close in the fourth quarter of 2006, pending regulatory approval. With this proposed merger, Wachovia would strengthen its position in California, Texas, Florida, New Jersey and New York, and enter attractive metropolitan areas in five additional states: Arizona, Colorado, Illinois, Kansas and Nevada. The combined company would serve banking customers through 3,400 offices in 21 states and Washington, D.C. In addition, Wachovia would gain mortgage lending operations under the World Savings Bank name in 39 states.

About Golden West Financial Corporation

Headquartered in Oakland, California, Golden West is one of the nation’s largest financial institutions with assets over $125 billion as of July 31, 2006. Golden West has one of the most extensive thrift branch systems in the country, with 285 savings branches in 10 states and lending operations in 39 states. Golden West’s stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol GDW. Golden West investor information is available at www.gdw.com. Information about Golden West’s home loans and savings and checking accounts can be found at www.worldsavings.com and about its proprietary no-load mutual funds and annuities at www.atlasfunds.com.

Additional Information

Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510)-445-3420.

###

2

THE FOLLOWING MATERIALS WERE USED BY WACHOVIA ON AUGUST 31, 2006

Wachovia Special Shareholders’ Meeting

Review of Progress

Ken Thompson, Chairman and CEO

August 31, 2006

Focus on strategic priorities delivers results

Strategic Priorities

Maintaining employee engagement Building customer loyalty Executing revenue growth strategies

Improving cost structure and operating efficiencies Focus on financial strength and corporate governance Successful integrations

Page 1 – #4750, Shareholder Meeting

Delivering results: Employee engagement

drives superior customer service

2005 American Customer Satisfaction Index

WB led survey for the 5th year in a row Top 10 among all retailers

Score 2005 vs. 2000

Wachovia

All Others Bank of America JPM/Bank One Wells Fargo

79

78 72 70 67

+19.7% (#1)

+8.3% +14.3% 0.0% 0.0%

Percentage Loyal Customers*

43.8%

46.7%

50.3%

51.0%

55.0%

2Q03 2Q04 2Q05 2Q06 2006

Goal

*Data is from independent studies conducted with customers who transact in our Financial Centers. Definition of a loyal customer is a customer who rates Wachovia a 7 in all three loyalty questions – satisfaction with Wachovia, likelihood to recommend, and likelihood to repurchase – (scale of 1-7).

Page 2 – #4750, Shareholder Meeting

Delivering results: A powerful sales culture drives revenue growth

Legacy Wachovia Loan Production as a % of Legacy FTU Branches at Merger


116%
+72%
43%
25%
Merger
1 yr post-merger (Merger*)
< 4 yrs post-merger (Merger*)

*Legacy Wachovia production as a percentage of legacy First Union production at the time of the merger, 3Q01.

Legacy SouthTrust Loan Production as a % of Legacy WB Branches at Merger


+105%
53%
45%
22%
Merger
1 yr post-merger (Merger*)
1.5 yr post-merger (Merger**)

*4Q05 (1 year) and 2Q06 (1.5 year) legacy SouthTrust production as a percentage of legacy Wachovia production at the time of the merger, 4Q04.

Page 3 – #4750, Shareholder Meeting

WACHOVIA

Delivering results: Improving cost structure and growing operating earnings

Since 4Q01

EPS CAGR

17%

OER Improvement

- 219 bps

59.22%

60.99%

63.35%

58.50%

1.11

1.18

0.58

0.72

0.88

0.99

61.41%

57.03%

70% 65% 60% 55% 50% 45% 40% 35%

4Q 01

1Q 02

2Q 02

3Q 02

4Q 02

1Q 03

2Q 03

3Q 03

4Q 03

1Q 04

2Q 04

3Q 04

4Q 04

1Q 05

2Q 05

3Q 05

4Q 05

1Q 06

2Q 06

1.18 1.08 0.98 0.88 0.78 0.68 0.58

Cash Overhead Efficiency Ratio*

EPS**

*Cash overhead efficiency ratio excludes merger-related and restructuring charges, changes in accounting principle and intangible amortization. **Represents net income available to common shareholders excluding after-tax merger-related and restructuring expenses; compound growth figures exclude merger-related and restructuring expenses of $15 million ($0.01) in 2Q06 and $63 million ($0.04) in 4Q01.

Page 4 – #4750, Shareholder Meeting

Delivering results

Increased dividend 7 times since 4Q01

Dividend Per Share1

CA

GR

=

18% $0.96 $1.00 $1.25 $1.66 $1.94 $2.24

2001 2002 2003 2004 2005 2006E

Current Dividend Yield

4.1%

3.2%

1.9%

Wachovia BKX S&P 500

Source: Bloomberg.

Note: Market data as of 8/29/06.

1 2006E is annualized quarterly dividend of $0.56 as of 8/22/06.

Page 5 – #4750, Shareholder Meeting

Drawing on experience

Delivering on integration promises

Wachovia Prudential South Trust

Annualized Returns*

Shareholder return since acquisition 16.7% 21.3% 17.3%

Return in excess of BKX +7.9% +2.7% +4.9%

Met or exceeded consensus expectations NA

One-time costs

Merger efficiencies

Branch consolidations

Position reductions

*From day before announcement through May 7, 2006.

Page 6 – #4750, Shareholder Meeting

Golden West

Another combination with a best-in-class partner Extends retail and small business distribution into high growth, high wealth markets Complementary mortgage models produce scale and significant new revenue opportunities Meets our financial parameters with modest cost saves and no assumed revenue synergies Merger integration is less complicated than typical deal of this size

Page 7 – #4750, Shareholder Meeting

Combination strengthens Wachovia’s retail franchise

Golden West Contribution

Retail Franchise

Business Mix

Growth Profile

Scaled branch presence in attractive markets, particularly CA

National mortgage origination platform

Exclusive focus on retail customer

Low risk $121 billion consumer loan portfolio

Proven business model

Branch presence in Wachovia target markets

Combined Company

Broader footprint with enhanced demographic profile

Top 10 national mortgage originator

Increases General Bank contribution to Wachovia earnings

Improves credit risk profile

Ability to integrate operations selectively in best interests of customers and shareholders

Accelerates California and Texas branch strategy

Page 8 – #4750, Shareholder Meeting

Combination strengthens Wachovia’s retail franchise and growth profile

5.9% national market share in high growth / high wealth markets Creates Top 5 bank in Western U.S.(1)

Top 10 Mortgage Bank(2)

Wachovia financial centers Wachovia Securities Wachovia Mortgage

World Savings Bank financial centers* World Savings Bank Mortgage*

*whose parent, Golden West Financial, Has a pending agreement with Wachovia

1. Includes CA, NV, AZ, CO, NM, WA, OR, UT, ID, MT, WY and TX. Source: SNL Financial as of 6/30/05.

2. Source: Inside Mortgage Finance, July 2006.

Page 9 – #4750, Shareholder Meeting

Cautionary statement

This investor presentation contains certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Golden West (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion / dilution to reported earnings that may be realized from the Merger, (ii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and/or Golden West’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and/or Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Page 10 – #4750, Shareholder Meeting

Additional information

Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510)-445-3420.

Page 11 – #4750, Shareholder Meeting